MFS® INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

September 9, 2010

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 39 to Registration Statement on Form N-1A for MFS Series Trust VII (File Nos. 2-68918; 811-3090) (“Trust VII”) and Post-Effective Amendment No. 16 to Registration Statement on Form N-1A for MFS Series Trust XII (File Nos. 333-126328; 811-21780) (“Trust XII”)

Ladies and Gentlemen:

On behalf of Trust VII and Trust XII, this letter sets forth our responses to your comments on the above-mentioned Registration Statements, each filed on June 30, 2010.  The Registration Statements were filed for the purpose of registering MFS Asia Pacific ex-Japan Fund, MFS European Equity Fund, and MFS Latin American Equity Fund as new series of Trust VII and MFS Lifetime 2050 Fund as a new series of Trust XII (each a “Fund” and collectively the “Funds”).

General Comments

1.	Comment:	Please file a “Tandy” representation letter in connection with the comment process for the above-referenced Registration Statements.
	Response:	A “Tandy” representation letter will be filed on or before the date hereof.

Prospectuses

2.	Comment:	With respect to the MFS Lifetime 2050 Fund prospectus, please consider moving the Fund’s name in the “Summary of Key Information” section to the top header of the page so that it is more prominent.
	Response:	The requested change will be made.

3.	Comment:
With respect to each of MFS Asia Pacific ex-Japan Fund, MFS European Equity Fund, and MFS Latin American Equity Fund, please explain the basis for the industry concentration policy permitting each Fund to invest up to 35% of its assets in any industry that accounts for more than 20% of the applicable market, as measured by an index determined by the Fund’s investment adviser to be an appropriate measure of the applicable market.

Response:
The industry concentration policy referenced above is generally consistent with the industry concentration policy outlined in the First Australia Fund, Inc. No-Action Letter (July 29, 1999), in which the Staff opined that such a policy is consistent with Section 8(b)(1) of the Investment Company Act of 1940, as amended, and the Staff’s guidance thereunder.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5843.

Sincerely,

BRIAN E. LANGENFELD
Brian E. Langenfeld
Assistant Secretary